Master-Feeder Arrangement

Effective after the close of business on March 31, 2000, the Ursa Fund, Investor and Advisor Class shares, the Juno Fund, and the Arktos Fund were reorganized into a "master-feeder arrangement." Under a master-feeder arrangement, a Fund's investment portfolio is composed solely of shares of a "master portfolio," a separate mutual fund that has an identical investment objective, e.g., the Ursa Fund would act as a "feeder fund," holding shares of its master portfolio as its only investment. As a result, the Fund has an indirect interest in all of the securities owned by the master portfolio. Because of this indirect interest, the Fund's investment returns should be the same as those of the master portfolio, adjusted for Fund expenses.